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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2018 (MM/DD/YY) AND ENDING JUNE 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOVER CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 PEACHTREE ST, SUITE 506, INTERNATIONAL TOWER
(No. and Street)

ATLANTA	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PORTER KEADLE MOORE, LLC
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing

235 PEACHTREE ST., SUITE 1800	ATLANTA	GA	30303
(Address)	(City)	(State)	(Zip Code)

AUG 28 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MARION GLOVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOVER CAPITAL, INC., as of JUNE 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 8/27/19

JOANN SHEPHERD
MY COMMISSION EXPIRES
NOTARY
PUBLIC
DECEMBER 02, 2022
DEKALB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Porter Keadle Moore

CPAs | Advisors | www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Glover Capital, Inc.
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glover Capital, Inc. (the "Company") as of June 30, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Porter Keadle Moore, LLC

We have served as the Company's auditor since 2013.

Atlanta, Georgia
August 26, 2019

GLOVER CAPITAL, INC.

Statement of Financial Condition

June 30, 2019

Assets

Current assets:	
Cash and cash equivalents	$ 15,897
Deferred tax asset	31,807
Income taxes receivable	531
Total current assets and assets	$ 48,235

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts Payable	$ 855
Due to Glover & Associates, Inc.	2,470
Total current liabilities and liabilities	3,325
Commitments	
Stockholder's equity:	
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid-in-capital	25,000
Retained earnings	14,910
Total stockholder's equity	44,910
Total liabilities and stockholder's equity	$ 48,235

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Glover Capital, Inc. (the Company) was incorporated on September 16, 1987 for the purpose of becoming qualified as a licensed broker/dealer. On September 24, 1987, the Company became licensed as a broker/dealer and began operations.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification). The Codification is the single official source of accounting principles generally accepted in the Unites States (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities and all of the Codification's content carries the same level of authority.

Revenue recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenues are recognized when obligations under the terms of a signed customer contract are satisfied. For the Company, this generally occurs when the deal "closes." Revenue is measured as the amount of consideration the Company expects to receive in exchange for services provided to the customer.

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commission receivable credit risk exposure is limited. Commission receivables are carried at original contract amount less an estimate for anticipated credit losses as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. Commission receivables are written off when deemed uncollectible. Recoveries of commission receivables previously written off are recorded bad debt recovery when received. At June 30, 2019, there were no commissions receivable or allowance for doubtful accounts deemed necessary.

Cash and cash equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date. Income tax benefit is the change during the year in deferred tax assets and liabilities.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. As of June 30, 2019, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Major customers

The nature of the Company's business is to handle in any year a limited number of transactions. During the year ended June 30, 2019, the Company had no transactions.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

All subsequent events, if any, requiring recognition, have been incorporated into these financial statements.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019, the Company had net capital of $12,446 which was $7,446 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.27 to 1 at June 30, 2019.

Note 3 - Transactions with related party:

The Company and Glover & Associates, Inc. are affiliated companies under common management control. The existence of this control could result in operating results and/or a financial position of the Company significantly different from those that would have been obtained if the companies were autonomous.

At June 30, 2019, the Company owed $2,470 to Glover & Associates, Inc. for various operational expenses.

Note 4 - Possession or control requirements:

The Company does not have any possession or control of customer funds or securities.

Note 5 - Concentration of credit risk:

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts.

Note 6 - Income taxes:

The income tax effect of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities at June 30, 2019 is presented below:

Deferred income tax assets:	
Net operating loss and credit carryforward	$ 30,910
Accounts payable	231
Due to related party	666
Total gross deferred income tax assets	31,807
Deferred income tax liabilities	-
Net deferred tax asset	$ 31,807

The Company's management concluded that it was more likely than not that the deferred tax asset would be recovered so no valuation allowance against the net deferred tax asset was deemed necessary at June 30, 2019.

The Company has net operating loss carryforwards for federal and state income tax purposes of $114,480 at June 30, 2019, which are available to offset future taxable income and begin expiring in the year 2037.